Brainstorm Cell Therapeutics, Inc.

1325 Avenue of Americas, 28th Floor

New York, NY 10019

September 24, 2024

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford and Laura Crotty

Re:	Brainstorm Cell Therapeutics, Inc.
Registration Statement on Form S-3, Submitted September 17, 2024
CIK No. 0001137883
File No. 333-282172

Dear Mr. Crawford and Ms. Crotty:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 20, 2024, concerning the above-referenced filing (the “Registration Statement”) by Brainstorm Cell Therapeutics, Inc. (the “Company”). For your convenience, we have set forth the Staff’s comment in italics, and such comment is followed by the Company’s response. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the response below. Please note that the page number provided in the response below corresponds to the pages of Amendment No. 1.

Registration Statement on Form S-3 filed September 17, 2024

Risk Factors, page 4

1.	Please revise the Risk Factors section of this Form S-3 to discuss the risk that the company may fail to regain compliance with the continued listing requirements of Nasdaq, which may result in the company's common stock being delisted and negatively impact the price and liquidity of the company's common stock. We note this risk is discussed in the company's Form 10-Q for the quarterly period ended June 30, 2024, filed on August 14, 2024.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 4 regarding the risk that the Company may fail to regain compliance with the continued listing requirements of Nasdaq.

Should you have any questions regarding the foregoing, please contact our outside counsel, Faith L. Charles of Thompson Hine LLP at (212) 908-3905.

Sincerely,

/s/ Chaim Lebovits
Chaim Lebovits
Chief Executive Officer